Filed by: CareInsite, Inc.
                                    This communication is filed
                                    pursuant to Rules 165 and
                                    425 promulgated under the
                                    Securities Act of 1933, as
                                    amended.
                                    Subject Company: CareInsite, Inc.
                                    Commission File Number: 000-26345


Contacts:
Healtheon/WebMD:                                     Medical Manager/CareInsite:
Investor Relations:                                  Investor Relations/Media:
Lew Belote                                           Risa Fisher
404/495-7602                                         201/703-3400
lbelote@webmd.net                                    rfisher@careinsite.com

Media:
Dawn Whaley
404/897-2300
dwhaley@alexanderogilvy.com


      HEALTHEON/WEBMD, MEDICAL MANAGER AND CAREINSITE SET RECORD DATES AND
                 STOCKHOLDER MEETING DATES FOR MERGER APPROVAL

ATLANTA, GA, and ELMWOOD PARK, NJ, August 3, 2000 - Healtheon/WebMD Corporation (NASDAQ: HLTH), Medical Manager Corporation (NASDAQ: MMGR), and CareInsite, Inc. (NASDAQ: CARI) today announced that Healtheon/WebMD's Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission. The Registration Statement relates to the proposed merger transactions between Healtheon/WebMD, Medical Manager and CareInsite and contains the joint proxy statement/prospectus for the transactions.

The Boards of Directors of all companies have established August 3, 2000 as the record date.

Healtheon/WebMD will hold its annual meeting of stockholders on September 12, 2000 at 9:30 am, Eastern time, at the law offices Alston & Bird LLP, One Atlantic Center, The Gaines Room, 42nd Floor, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424, to vote on the proposed transactions and other proposals.

Medical Manager will hold a special meeting of its stockholders on September 12, 2000 at 9:30 am, Eastern time, at the St. Regis Hotel, Two East 55th Street, New York, New York 10022. CareInsite will hold a special meeting of its stockholders on September 12, 2000 at 10:00 am, Eastern time, at the St. Regis Hotel, Two East 55th Street, New York, New York 10022.

Along with stockholder approval, the Healtheon/WebMD merger with Medical Manager and CareInsite is subject to regulatory review by the Federal Trade Commission and the Antitrust Division of the United States Department of Justice. The companies substantially complied with the second request for information by the Department of Justice on July 28, 2000. The final waiting period will expire at 11:59 pm on August 17, 2000 and may be extended only by court order or consent of the parties. Subject to receipt of regulatory and stockholder approval, consummation of the transactions is anticipated to occur shortly after the stockholders' meetings of all three companies, after which the company will operate under the corporate name of WebMD.


                                     -more-

About Medical Manager Corporation
Medical Manager Corporation operates three lines of business. Medical Manager Health Systems is a leading provider of physician practice management systems. Porex Corporation is a leader in the development, manufacturing and distribution of porous and solid plastic products. CareInsite, Inc., a 67% owned publicly traded subsidiary, provides innovative healthcare network and clinical communications services.

About CareInsite, Inc.
CareInsite, Inc. provides innovative healthcare network and clinical communications services that leverage Internet technology to enable the confidential exchange of clinical, administrative and financial information among physicians and their patients, and affiliated health plans, providers and suppliers. CareInsite's services are designed to improve the quality of patient care and reduce the administrative and clinical costs of healthcare. CareInsite is a 67% owned subsidiary of Medical Manager Corporation.

About Healtheon/WebMD Corporation
Healtheon/WebMD is the first end-to-end Internet healthcare company connecting physicians and consumers to the entire healthcare industry. Healtheon/WebMD is using the Internet to facilitate a new system for the delivery of healthcare, resulting in a single, secure environment for all communications and transactions that will enable a more efficient and cost effective healthcare system. Healtheon/WebMD has its corporate headquarters in Atlanta and its technology headquarters in Silicon Valley. For more information visit http://www.webmd.com.


For more information, visit www.webmd.com, www.medicalmanager.com, www.careinsite.com.


Other than historical information set forth herein, this announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the ability of Healtheon/WebMD, Medical Manager Corporation and CareInsite's services to improve healthcare, decrease clinical and administrative costs and inefficiencies and accelerate physician adoption. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include, among others: the companies' limited operating history, continued growth in the use of the Internet, and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' businesses can be found in the registration statement on Form S-4 pertaining to the mergers and in the companies' periodic filings with the Securities and Exchange Commission.


This does not constitute an offer of securities. Investors are urged to read the various filings of Healtheon/WebMD Corporation, Medical Manager Corporation, and CareInsite, Inc. that have been filed and will be filed with the Securities and Exchange Commission with respect to the pending acquisitions of Medical Manager and CareInsite by Healtheon/WebMD, including the proxy statement/registration statement that is required to be filed with respect to the pending acquisitions. The Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. Investors can also obtain free copies of the documents relating to Healtheon/WebMD by contacting Healtheon/WebMD Investor Relations department at Healtheon/WebMD Corporation, 400 The Lenox Building, 3399 Peachtree Road, NE, Atlanta, 30326, (404) 495-7600, http://www.webmd.com. Investors can also obtain free copies of the documents relating to Medical Manager Corporation, by contacting the Medical Manager Investor Relations department at Medical Manager Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407, (201) 703-3400, http://www.medicalmanager.com. Investors can also obtain free copies of the documents relating to CareInsite, Inc., by contacting the CareInsite Investor Relations department at CareInsite, Inc., 669 River Drive, Center 2, Elmwood Park, New Jersey 07407, (201) 703-3400, http://www.careinsite.com.